Exhibit 99.1

VivoPower International PLC Confirms Date for Half Year Results and Earnings Conference Call

LONDON, February 5, 2021

VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”) is pleased to confirm that it will announce results for the half year ended December 31, 2020, on Wednesday, February 24, 2021 at 16:00 EST / 21:00 BST.

The Company also confirmed that Kevin Chin, Executive Chairman and CEO, will host an earnings conference call on Wednesday, February 24, 2021 at 16:30 EST / 21:30 BST, alongside other key leaders of VivoPower.

The dial-in phone number for the live audio call are:

Conference ID: 3460277

Leader Toll-Free Dial-In Number: (833) 398-0998

Leader International Dial-In Number: (914) 987-7709

Participant Toll-Free Dial-In Number: (833) 362-0227

Participant International Dial-In Number:(914) 987-7684

A live webcast of the conference call will be available at https://edge.media-server.com/mmc/p/bcmv8et2 and on the investor relations section of the VivoPower website at www.vivopower.com.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the link above or via the VivoPower website for a period of one year.

About VivoPower

VivoPower is a sustainable energy solutions company currently focused on battery technology, electric vehicle, solar and critical power services. Its core purpose is to help large corporate customers decarbonize more rapidly. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com